U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

June 23, 2005

XYRATEX LTD

(Registrant’s name)

Langstone Road

Havant

PO9 ISA

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

Xyratex Ltd Announces Results for the Second Quarter Fiscal Year 2005

Q2 Revenues $169.6 million, up 56.9% Year over Year, 19% quarter over quarter

Havant, UK – June 23, 2005 – Xyratex Ltd (Nasdaq: XRTX), a leading provider of modular enterprise class data storage subsystems and storage process technology, today announced results for the second fiscal quarter, ended May 31, 2005.  Revenues for the quarter were $169.6 million, an increase of 56.9% compared to revenues of $108.1 million for the same period last year and an increase of 19% compared to $142.5 million in the prior quarter.

For the second fiscal quarter, GAAP net income was $11.0 million, or $0.38 per diluted share. Non-GAAP net income was $13.0 million, or a diluted earnings per share of $0.45, compared to non-GAAP net income of $5.7 million in the same quarter a year ago. A reconciliation between net income on a GAAP basis and net income on a non-GAAP basis is provided in a table immediately following the “Consolidated Statements of Cash Flows” below.

Gross profit margin in the second quarter was 22%, compared to 21.5% in the same period last year and 20.8% in the prior quarter.

“This was a very strong quarter for us in so many ways. We executed very well in meeting the demands of our partners, we expanded our product portfolio with the launch of a number of new products, and we increased our customer base with a number of new wins in the quarter. Finally, we successfully completed the strategic acquisition of Oliver Design,” said Steve Barber, CEO of Xyratex. “We continue to see strong demand for our products and technologies within both businesses. The company is in an excellent position to benefit from the strong industry dynamics driving growth.”

Business Highlights

•      We acquired Oliver Design, a privately held developer and manufacturer of disk drive media cleaning technology. We are now able to combine Xyratex’s industry-leading expertise in high volume disk drive test, servo writing and automated media handling technologies with Oliver Design’s extensive experience in the complex media cleaning process. This important technology acquisition enables the company to better address the immediate growth opportunity in magnetic media contamination process controls.

•      We announced the ultra-high density near-line mass storage system, Model 4835, to the Original Equipment Manufacturer (OEM) storage market. The Xyratex 4835 near-line storage system is aimed at applications requiring large-capacity and low-cost disk storage incorporating Xyratex RAID technology.

•      We acquired rights to a Linux based software library and invested in a new team with key software skills to accelerate the capabilities and scope of our Storage Appliance product line into the SMB market.

•      We demonstrated our newest Serial Attached SCSI (SAS) expander-based storage enclosure at Storage Networking World in April. The new 3U 16 drive enclosure offers Xyratex’s OEM customers SAS expandability up to 48 TB (16 x 500 GB drive capacity and up to 6 enclosures).

Business Outlook

The following statements are based on current expectations. These statements are forward-looking, and actual results may differ materially. Following the acquisition of Oliver Design last month, we are providing expectations for the fiscal year. Going forward, as per our guidance policy, we will provide guidance for the next quarter only. These statements do not include the potential impact of any future acquisitions or divestitures.

•      Revenue in the third fiscal quarter of 2005 is projected to be in the range $155 to $165 million. Revenue for fiscal year 2005 is expected to increase to a range of $660 to $675 million.

•      Fully diluted earnings per share is anticipated to be between $0.18 and $0.25 on a GAAP basis in the third quarter. On a non-GAAP basis fully diluted earnings per share is anticipated to be between $0.20 and $0.27.

•      Fully diluted earnings per share for fiscal year 2005 is expected to be between $1.35 and $1.45 on a GAAP basis. On a non-GAAP basis fully diluted earnings per share is expected to be between $1.50 and $1.60, including a contribution of $0.13 to $0.17 associated with the acquisition of Oliver Design.  Non-GAAP earnings per share excludes non-cash equity compensation, amortization of intangible assets, certain other acquisition related charges and related taxation expense.

Conference Call/Webcast Information

The Xyratex quarterly results conference call will be held on Thursday, June 23, 2005 at 2:00 p.m. Pacific Time/5:00 p.m. Eastern Time and can be accessed by dialing (800) 599-9795 in the United States or  (617) 786-2905 outside the United States, using passcode 11795616. The call will also be broadcast as a live audio webcast, which can be accessed via www.xyratex.com/investor.

A replay of the conference call can be accessed by dialing 888-286-8010 in the United States or (617) 801-6888 outside the United States, using replay code 48048666. The replay will be available through June 30, 2005. The webcast will be archived on the company website for future reference.

Safe Harbor Statement

The foregoing information contains forward-looking statements. These statements relate to future events or our future financial performance and involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to differ materially from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. These risks and other factors include those listed under “Risk Factors” and elsewhere in our Annual Report on Form 20-F as filed with the Securities and Exchange Commission (File No. 000-50799). In some cases, you can identify forward-looking statements by terminology such as “may,” “will,” “should,” “expects,” “intends,” “plans,” “anticipates,” “believes,” “estimates,” “predicts,” “potential,” “continue,” or the negative of these terms or other comparable terminology. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements.

About Xyratex

Xyratex is a leading provider of modular enterprise class data storage subsystems and storage process technology. The company designs and manufactures enabling technology that provides OEM and disk drive manufacturer customers with data storage products to support high-performance storage and data communication networks. Xyratex has over 20 years of experience in research and development relating to disk drives, storage systems and high-speed communication protocols.

Founded in 1994 in a management buy-out from IBM, and with its headquarters in the UK, Xyratex has an established global base with R&D and operational facilities in Europe, the United States and South East Asia.

Contacts:

Xyratex Investor Relations

Brad Driver
Tel: +1 (408) 325-7260
Email: bdriver@us.xyratex.com
Website: www.xyratex.com

Xyratex Public Relations

Curtis Chan
CHAN & ASSOCIATES, INC.
Tel: +1 (714) 447-4993
Email: cj_chan@chanandassoc.com

XYRATEX LTD

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

	Three Months Ended		Six Months Ended
	May 31,	May 31,	May 31,	May 31,
	2005	2004	2005	2004
	(US dollars in thousands, except per share amounts)

Revenues	$169,604	$108,122	$312,127	$227,407
Cost of revenues	132,353	84,884	245,193	175,259
Gross profit	37,251	23,238	66,934	52,148
Operating expenses:
Research and development - development arrangement	—	—	—	(6,000)
Research and development - other	12,858	9,222	23,420	17,172
Total research and development	12,858	9,222	23,420	11,172

Selling, general and administrative - non cash equity compensation	191	—	381	—
Selling, general and administrative - other	8,914	6,257	17,319	12,583
Total selling, general and administrative	9,105	6,257	17,700	12,583

Amortization of intangible assets	328	362	726	394
In process research and development	2,230	—	2,230	—
Other costs	—	439	—	1,863
Total operating expenses	24,521	16,280	44,076	26,012
Operating income	12,730	6,958	22,858	26,136
Interest income (expense), net	320	(20)	669	828
Income before income taxes	13,050	6,938	23,527	26,964
Provision for income taxes	2,000	1,881	3,034	4,036
Net income	11,050	5,057	20,493	22,928

Net income per share:
Basic	$0.39	$0.46	$0.73	$2.07
Diluted	$0.38	$0.46	$0.71	$2.07

Weighted average common shares and class B preferred ordinary shares, respectively (in thousands), used in computing net income per share
Basic	28,372	11,099	28,246	11,099
Diluted	29,089	11,099	28,993	11,099

Pro forma net income per common share from continuing operations (a)
Basic	$0.39	$0.20	$0.73	$0.97
Diluted	$0.38	$0.20	$0.71	$0.94

Weighted-average common shares (in thousands), used in computing the pro forma net income per share:
Basic	28,372	25,146	28,246	23,628
Diluted	29,089	25,822	28,993	24,421

(a) Pro forma net income per share reflects the conversion of Xyratex Group Limited class A and class B preferred ordinary shares and class C ordinary shares to common shares of Xyratex Ltd on completion of its initial public offering, on June 29, 2004.

XYRATEX LTD

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

	May 31,	November 30,
	2005	2004
	(US dollars and amounts in thousands)

ASSETS
Current assets:
Cash and cash equivalents	$66,595	$63,495
Accounts receivable, net	65,473	49,656
Inventories	71,738	43,014
Prepaid expenses	2,499	2,594
Deferred income taxes	9,925	6,774
Other current assets	3,216	2,855
Total current assets	219,446	168,388
Property, plant and equipment, net	16,290	14,495
Intangible assets, net	27,598	7,911
Deferred income taxes	9,172	14,448
Total assets	$272,506	$205,242

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$73,590	$47,067
Acquisition note payable	3,000	2,000
Short-term borrowings	4,000	4,000
Employee compensation and benefits payable	11,149	10,811
Deferred revenue	20,063	1,887
Income taxes payable	302	462
Deferred income taxes	788	536
Other accrued liabilities	10,975	10,778
Total current liabilities	123,867	77,541
Long-term debt	9,000	11,000
Total liabilities	132,867	88,541

Shareholders’ equity
Common shares of Xyratex Ltd (in thousands), par value $0.01 per share 70,000 authorized, 28,403 and 28,043 issued and outstanding	284	280
Additional paid-in capital	332,862	329,267
Accumulated other comprehensive income	(399)	755
Accumulated deficit	(193,108)	(213,601)
Total shareholders’ equity	139,639	116,701
Total liabilities and shareholders’ equity	$272,506	$205,242

XYRATEX LTD

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	Six Months Ended
	May 31, 2005	May 31, 2004
	(US dollars in thousands)
Cash flows from operating activities:
Net income	$20,493	$22,928
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Depreciation	3,166	2,516
Amortization of intangible assets	726	394
Non-cash equity compensation	381	—
Bonus paid by trust	144	—
Gain on sale of assets	—	(36)
Supplier note receivable	—	(6,000)
Changes in assets and liabilities, net of impact of acquisitions and divestitures
Accounts receivable	(15,291)	(4,728)
Inventories	(18,696)	(4,083)
Prepaid expenses and other current assets	(1,658)	(2,506)
Accounts payable	21,715	2,416
Customer advance	—	(920)
Employee compensation and benefits payable	284	(4,137)
Deferred revenue	1,069	(9,362)
Income taxes payable	(160)	234
Deferred income taxes	4,104	3,400
Other accrued liabilities	(1,364)	1,602
Net cash provided by operating activities	14,913	1,718

Cash flows from investing activities:
Investments in property, plant and equipment	(4,524)	(3,766)
Dispositions of property, plant and equipment	—	36
Acquisition of business, net of cash received	(5,131)	(6,015)
Net cash used in investing activities	(9,655)	(9,745)

Cash flows from financing activities:
Net proceeds from short-term borrowings	—	3,841
Payment of acquisition note payable	(2,000)	—
Payments of long-term borrowings	(2,000)	(2,000)
Proceeds from issuance of shares	1,842	4,255
Net cash provided by (used in) financing activities	(2,158)	6,096
Change in cash and cash equivalents	3,100	(1,931)
Cash and cash equivalents at beginning of period	63,495	2,008
Cash and cash equivalents at end of period	66,595	$77

XYRATEX LTD

UNAUDITED RECONCILIATION OF GAAP NET INCOME FROM CONTINUING OPERATIONS TO NON-GAAP NET INCOME

	Three Months Ended
	GAAP May 31, 2005	Non-GAAP Adjustment (a)	Non-GAAP May 31, 2005
	(US dollars in thousands, except per share amounts)

Revenues	$169,604		$169,604
Cost of revenues	132,353		132,353
Gross profit	37,251		37,251
Operating expenses:
Research and development - other	12,858		12,858
Total research and development	12,858		12,858

Selling, general and administrative - non cash equity compensation	191	(191)	—
Selling, general and administrative - other	8,914		8,914
Total selling, general and administrative	9,105		8,914

Amortization of intangible assets	328	(328)	—
In process research and development	2,230	(2,230)	—
Total operating expenses	24,521		21,772
Operating income	12,730		15,479
Interest income, net	320		320
Income before income taxes	13,050		15,799
Provision for income taxes	2,000	767	2,767
Net income	$11,050		$13,032

Pro forma net income per common share
Basic	$0.39		$0.46
Diluted	$0.38		$0.45

Weighted-average common shares (in thousands), used in computing the pro forma net income per share:
Basic	28,372		28,372
Diluted	29,089		29,089

	Six Months Ended
	GAAP	Non-GAAP	Non-GAAP
	May 31,	Adjustment	May 31,
	2005	(a)	2005
	(US dollars in thousands, except per share amounts)

Revenues	$312,127		$312,127
Cost of revenues	245,193		245,193
Gross profit	66,934		66,934
Operating expenses:
Research and development - other	23,420		23,420
Total research and development	23,420		23,420

Selling, general and administrative - non cash equity compensation	381	(381)	—
Selling, general and administrative - other	17,319		17,319
Total selling, general and administrative	17,700		17,319

Amortization of intangible assets	726	(726)	—
In process research and development	2,230	(2,230)	—
Total operating expenses	44,076		40,739
Operating income	22,858		26,195
Interest income, net	669		669
Income before income taxes	23,527		26,864
Provision for income taxes	3,034	887	3,921
Net income	$20,493		$22,943

Pro forma net income per common share
Basic	$0.73		$0.81
Diluted	$0.71		$0.79

Weighted-average common shares (in thousands), used in computing the pro forma net income per share:
Basic	28,246		28,246
Diluted	28,993		28,993

	Three Months Ended
	GAAP	Non-GAAP	Non-GAAP
	May 31,	Adjustment	May 31,
	2004	(a)	2004
	(US dollars in thousands, except per share amounts)

Revenues	$108,122		$108,122
Cost of revenues - other	84,884		84,884
Gross profit	23,238		23,238
Operating expenses:
Research and development - development arrangement	—	—	—
Research and development - other	9,222		9,222
Total research and development	9,222		9,222

Selling, general and administrative - other	6,257		6,257
Total selling, general and administrative	6,257		6,257

Amortization of intangible assets	362	(362)	—
Other costs	439	(439)	—
Total operating expenses	16,280		15,479
Operating income	6,958		7,759
Interest income (expense), net	(20)		(20)
Income before income taxes	6,938		7,739
Provision for income taxes	1,881	109	1,990
Net income	$5,057		$5,749

Pro forma net income per common share
Basic	$0.20		$0.23
Diluted	$0.20		$0.22

Weighted-average common shares (in thousands), used in computing pro forma net income per share:
Basic	25,146		25,146
Diluted	25,822		25,822

	Six Months Ended
	GAAP	Non-GAAP	Non-GAAP
	May 31,	Adjustment	May 31,
	2004	(a)	2004
	(US dollars in thousands, except per share amounts)

Revenues	$227,407		$227,407
Cost of revenues - other	175,259		175,259
Gross profit	52,148		52,148
Operating expenses:
Research and development - development arrangement	(6,000)	6,000	—
Research and development - other	17,172		17,172
Total research and development	11,172		17,172

Selling, general and administrative - other	12,583		12,583
Total selling, general and administrative	12,583		12,583

Amortization of intangible assets	394	(394)	—
Other costs	1,863	(1,863)	—
Total operating expenses	26,012		29,755
Operating income	26,136		22,393
Interest income (expense), net	828	(933)	(105)
Income before income taxes	26,964		22,288
Provision for income taxes	4,036	(162)	3,874
Net income	$22,928		$18,414

Pro forma net income per common share
Basic	$0.97		$0.78
Diluted	$0.94		$0.75

Weighted-average common shares (in thousands), used in computing pro forma net income per share:
Basic	23,628		23,628
Diluted	24,421		24,421

(a)           Non-GAAP Adjustment for the three and six month periods ended May 31, 2005 includes non-cash equity compensation expense and non-cash amortization of intangible assets and the related tax effect. Non-GAAP adjustment for the three months ended May 31, 2005 also includes in process research and development expense and the related tax effect. Non-GAAP Adjustment for the three and six month periods ended May 31, 2004 includes expenses recorded in connection with our preparation for our initial public offering and non-cash amortization of intangible assets and the related tax effect. Non-GAAP Adjustment for the six months ended May 31, 2004 also includes elimination of the bad debt allowance on a supplier loan of $6,000,000 and accrued interest of $933,000 together with the related tax on the accrued interest.

We believe these Non-GAAP measures are useful to investors because they provide an alternative method of measuring the operating performance of our business by excluding certain expenses, gains and losses which we believe are not indicative of our core operating results.

(b)           Pro forma earnings per share reflects the conversion of Xyratex Group Limited class A and class B preferred ordinary shares and class C ordinary shares to common shares of Xyratex Ltd on completion of its initial public offering, on June 29, 2004.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

XYRATEX LTD
(Registrant)

	By	/s/ STEVE BARBER
Name: Steve Barber
Title: Chief Executive Officer

Date: June 23, 2005